Allspring Funds Management, LLC
1415 Vantage Park Drive, 3rd Floor
Charlotte, NC 28203

July 28, 2026

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Post-Effective Amendment on Form N-1A

Accession Number: 0001081400-26-000316 (File No.: 333-74295)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Allspring Funds Trust (the “Registrant”) respectfully requests withdrawal of the Post-Effective Amendment to the Registration Statement filed on July 23, 2026 on Form 485BPOS (File No. 333-74295), together with all exhibits thereto, (the “Registration Statement”) (Post-Effective Amendment No. 875; Accession Number: 0001081400-26-000316).

The Registration Statement was filed with an incorrect series identifier.

A corrected 485BPOS filing was filed on July 23, 2026.

Please direct all inquiries to Maureen Towle at 857-990-1101.

Very truly yours,
\s\ Maureen Towle
Maureen Towle